EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this "Agreement") is entered into as of March 17, 2008, by and between NPS PHARMACEUTICALS, INC., a Delaware corporation, with a business address at 550 Hills Drive, Bedminster, New Jersey 07921, and all its affiliates (collectively the "Company"), and FRANCOIS NADER, M.D., with an address of 30 Homewood Drive, Morristown, New Jersey 07960 (the "Executive").

Recitals

WHEREAS, the Executive has been an "employee at will" and Chief Operating Officer of the Company; and

WHEREAS, the Company desires to promote the Executive to Chief Executive Officer and President of the Company effective as of March 17, 2008 (the "Commencement Date"), and the Executive desires to be so employed by the Company as the Chief Executive Officer and President upon the terms and conditions hereinafter provided.

NOW, THEREFORE, the Company and the Executive, in consideration of the mutual promises contained herein, hereby agree as follows:

I. Employment Duties

a. <u>Position and Duties</u>. The Executive is hereby appointed Chief Executive Officer and President of the Company with duties and responsibilities commensurate with such position.

b. <u>Reporting Relationship</u>. The Executive will report directly to the Board of Directors of the Company (the "Board").

c. <u>Board Membership</u>. The Executive is currently a member of the Board.

d. <u>Location</u>. The Executive will have his primary office at the Company office at 550 Hills Drive, Bedminster, New Jersey.

e. <u>Term of Agreement</u>. The term of this Agreement (the "Term") shall be a three-year period beginning on the Commencement Date; provided that such term shall be automatically extended by successive one (1) year periods following the end of the Term, unless written notice of non-renewal is provided by either the Company or the Executive at least ninety (90) days prior to the expiration of the then-current Term of the Agreement.

II. Rights Granted Upon the Commencement Date

Upon the Commencement Date, the Executive shall be provided the following:

a. *Restricted Stock Units*. Fifty Thousand (50,000) employment-vested Restricted Stock Units ("RSUs") under the Company's 2005 Omnibus Incentive Plan (the

"Incentive Plan"), as the same may be amended from time to time, which will vest as set forth in a Restricted Stock Unit Agreement executed by the Executive and the Company. The Executive and the Company agree that the award of RSUs will not constitute performance based compensation of the Executive.

b.   *Stock Options*. One Hundred Thousand (100,000) Non-Qualified Stock Options ("NQSOs") under the Company's 1998 Stock Option Plan (the "1998 Plan"), as the same may be amended from time to time, and under the Non-Qualified Stock Option Agreement executed by the Company and the Executive. The Company and the Executive agree that under no circumstances shall any grant of NQSOs be made at a discount from the fair market value, as defined by Treasury Regulations promulgated under Section 409A of the Internal Revenue Code of 1986, as amended ("Code") (the "Fair Market Value"), of the Company's common stock as of the date of grant.

III.   Compensation

For services rendered hereunder by the Executive, during the Term, the Company shall pay the Executive the amounts set forth below.

a.   Base Salary. The Company shall pay to the Executive an annual base salary of $475,000 (the "Base Salary") payable in accordance with the standard payroll practices of the Company. In addition, the Compensation Committee of the Board, in its sole and absolute discretion, may determine to increase such Base Salary for the Executive from time to time; however, nothing contained herein shall obligate the Compensation Committee or the Company to make such discretionary increases.

b.   Short-Term Incentives – Annual Bonus. The Executive shall be entitled to participate in the Company's current Executive Short-Term Incentive Plan (the "Bonus Plan") in accordance with the terms of such Bonus Plan, as the same may be amended from time to time. The target bonus opportunity for the Executive under the Bonus Plan should be 60% of his Base Salary.

c.   Long-Term Incentives – Equity. The Company shall grant to the Executive Ninety Thousand (90,000) stock options under the 1998 Plan, or such other incentive plan which may be in effect from time to time, for each 12-month period during the Term. The options described under this Section III.c. will be granted in quarterly installments of Twenty-Two Thousand, Five Hundred (22,500) stock options, commencing on April 1, 2008, and shall vest pursuant to the Company's standard four-year vesting schedule; provided, that in the event that the employment of the Executive is terminated by the Company without Cause (as defined in Section VIII) or by the Executive for Good Reason (as defined in Section VIII), no additional quarterly installment grants will be made, and any options that would otherwise have vested during the 24-month period following such effective date of termination will immediately vest as of such date, provided that there shall be no further vesting of any such options; and such vested options will remain exercisable by the Executive for a 12-month period following such date of termination. Notwithstanding the foregoing, in no event shall any grant of stock options made under this Section III.c. be made at a discount from the Fair Market Value of the Company's common stock as of the date of grant.

IV. Benefits

The Executive shall be entitled to the following employee benefits, which the Company may revise from time to time, which employee benefits are currently provided to all non-temporary employees of the Company that work a minimum of 30 hours per week:

- Medical insurance coverage for the Executive and his legal dependents as defined by the Company's standard insurance plan.
- Dental insurance coverage for the Executive and his legal dependents as defined by the Company's standard insurance plan.
- Long-term care insurance.
- Short-term disability coverage.
- Term life insurance in the amount of one times the Executive's Base Salary.
- Accidental death and dismemberment insurance in the amount of one times the Base Salary.
- Long-term disability coverage.
- 401(k) plan.
- Option to participate in the 125 Cafeteria Plan which includes dependent care and health care flexible spending accounts.
- Annual paid time off ("PTO") of twenty-five (25) days per year, with 7.7 hours earned per full pay period worked.
- Nine (9) Company holiday days every calendar year.

V. Restrictive Covenants

The Executive acknowledges that he has previously executed and delivered to the Company the Employee Agreement Concerning Invention Assignment, Non–Disclosure and Non–Competition, as amended as of the date hereof, a copy of which is attached hereto as Exhibit A (the "Restrictive Covenant Agreement"), and that he is bound by the terms and provisions thereof; provided, however, that in the event that (a) the Executive's employment is terminated by the Company without Cause or by the Executive for Good Reason, or (b) there is a Change of Control (as defined in the CC Plan, as defined in Section VII below), then the provisions of Section 8.0.1.2 and Section 8.0.1.3 of the Restrictive Covenant Agreement shall be deemed waived by the Company.

VI. Indemnification

The Executive will be indemnified by the Company to the same extent the Company indemnifies other officers and/or directors during and following employment and/or services as a

Director. Attached hereto as Exhibit B is the current Indemnity Agreement between the Company and the Executive.

VII.   Change In Control Protection

a.   <u>Protection in the Event of a Company Change</u>. The Executive shall be entitled to participate in the NPS Pharmaceuticals, Inc. Change in Control Severance Pay Plan (the "CC Plan") in accordance with the terms of such CC Plan, as the same may be amended from time to time. Benefits under the CC Plan shall be paid in lieu of termination benefits under any other provision of this Agreement, and if the Executive receives benefits under the CC Plan, he shall have no right to benefits under Section VIII.

b.   <u>Gross Up Payment</u>.

i.   In the event it shall be determined that any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the "Severance Payments"), would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive in the same year in which such compensation, payment or distribution is made an additional payment (a "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax on the Severance Payments, any Federal, state, and local income tax, employment tax and Excise Tax upon the Gross-Up Payment, and any interest and/or penalties assessed with respect to such Excise Tax, shall be equal to the amount the Executive would have received had there been no Excise Tax imposed on the Severance Payments.

ii.   Any Gross-Up payment, as determined pursuant to this Section VII, due upon the Executive's termination of employment shall by paid by the Company to the Executive as soon as administratively practicable, but in no event later than March 15 of the year following the calendar year in which the Executive's termination of employment occurs.

iii.   All determinations required to be made under this Section VII.b., including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by a nationally recognized accounting firm selected by the Company (the "Accounting Firm"). For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay Federal income taxes at the highest marginal rate of Federal income taxation applicable to individuals for the calendar year in which the Gross-Up Payment is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of the Executive's residence on the date of terminating, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

VIII. Termination Provisions (other than Change in Control)

a. <u>Definitions</u>. For purposes of this Agreement, the following definitions shall apply:

   i. "Cause" shall mean (a) an act of material dishonesty by the Executive in connection with his responsibilities as an employee, (b) the Executive's conviction of, or plea of *nolo contendere* to, a felony, (c) the Executive's gross misconduct in connection with the performance or failure of performance of a material component of the Executive's responsibilities as an employee that is materially injurious to the Company, or (d) the Executive's continued substantial violations of his employment duties after he has received a written demand for performance from the Company which specifically sets forth the factual basis for the Company's belief that the Executive has not substantially performed such duties and after he has been provided with a 60-day cure period. In each case, termination shall not be deemed for "Cause" unless the Executive receives a copy of a resolution duly adopted by not less than a 75% vote of the members of Board, excluding the Executive, at a meeting of the Board pursuant to which a finding of Cause is made. The Executive will be given reasonable notice of such meeting and will be given a reasonable opportunity to be heard by the Board.

   ii. "Good Reason" shall mean, without the express written consent of the Executive, the occurrence of any of the following conditions, provided the Executive provides notice to the Company of the existence of the condition within 90 days of the initial existence of the condition and the Company fails to remedy the condition within 30 days of receipt of such notice: (i) relocation of the principal place of business at which the Executive's duties are to be performed to a location more than thirty miles from 550 Hills Drive, Bedminster, New Jersey 07921; (ii) any reduction of the Executive's Base Salary, bonus under the Bonus Plan or other right of the Executive under this Agreement, other than a reduction of a proportionally like amount affecting other senior executives of the Company; (iii) a change in the Executive's reporting responsibilities so that the Executive no longer reports directly to the Board; or (iv) a negative alteration in the Executive's job title from Chief Executive Officer and President.

   iii. "Total Disability" shall mean the Executive is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident or disability insurance benefit plan covering Company employees, as determined by the Company in its sole and absolute discretion.

b. Termination by the Company Without Cause. Except as provided below, if the Company terminates the employment of the Executive without Cause, from and after such effective date of termination, the Executive shall no longer be entitled to receive any Base Salary, bonus, quarterly installments or option awards, or other amounts or benefits otherwise payable hereunder, except such continuation and/or conversion rights as required by law or provided under the terms of any Company sponsored employee benefit plan or agreement executed by the Company and the Executive. Notwithstanding the foregoing, the Executive shall be entitled to receive the following:

   i. Any previously earned and accrued but unpaid Base Salary up to the Executive's date of termination (the "Accrued Base Salary");

   ii. Any unpaid bonus for the calendar year prior to the year in which the termination occurred which may be owed under the Bonus Plan described in Section III.b. above (the "Accrued Bonus");

   iii. A severance payment in an amount equal to two (2) times the Executive's Base Salary in effect immediately preceding the date of termination (the "Severance Benefit"); and

   iv. Vesting of outstanding RSUs in accordance with the terms of the applicable plan and/or agreement, and vesting and exercise of outstanding options in accordance with Section III.c.

The Company shall, subject to Section IX.j., pay all amounts due under this Section VIII.b. no later than March 15th of the year following the calendar year in which the Executive's termination of employment occurs.

Notwithstanding the foregoing, if the Company terminates the employment of the Executive without Cause following a Change of Control (as defined in the CC Plan as in effect from time to time), then the Executive shall be entitled only to the payments and rights as provided in Section VII.

c. Termination by the Company For Cause. Except as provided below, if the Company terminates the employment of the Executive for Cause, from and after such effective date of termination, the Executive shall no longer be entitled to any Base Salary, bonus, quarterly installments or option awards, or other amounts or benefits otherwise payable hereunder, except such continuation and/or conversion rights as required by law or provided under the terms of any Company sponsored employee benefit plan or agreement executed by the Company and the Executive. The Executive shall not be entitled to the Severance Benefit under this Agreement. This forfeiture of any right to the Severance Benefit shall be in addition to any forfeiture of rights to stock options, bonuses or other amounts provided for in any other employee benefit plan, program or agreement of the Company or executed by the Company and the Executive, including, but not limited to the Incentive Plan, the Bonus Plan and the 1998 Plan. Notwithstanding the foregoing, the Executive shall be entitled to receive any Accrued Base Salary and Accrued Bonus. Vested options shall remain exercisable in accordance with the terms of the Bonus Plan, the Incentive Plan, the 1998 Plan or such other plan of the Company or agreement executed by the Company and the Executive as the same may be in effect from time to time, as applicable, that control such vested options.

d.   Termination as a Result of Death or Disability. Except as provided below, upon either (i) the death of the Executive or (ii) a determination by the Company that the Executive has incurred a Total Disability, the Executive shall no longer be entitled to any Base Salary, bonus, quarterly installments or option awards, or other amounts or benefits otherwise payable hereunder, except such continuation and/or conversion rights as required by law or provided under the terms of any Company sponsored employee benefit plan or agreement executed by the Company and the Executive. Notwithstanding the foregoing, the Executive or his estate, as applicable, shall be entitled to the following:

i.   Any Accrued Base Salary;

ii.   Any Accrued Bonus, and any other bonus that is earned or accrued as of the date of the Executive's death or termination for Total Disability, as such date is determined by the Board, in its sole and absolute discretion; and

iii.   Vested options shall remain exercisable in accordance with the terms of the Bonus Plan, the Incentive Plan, the 1998 Plan or such other plan of the Company or agreement executed by the Company and the Executive as the same may be in effect from time to time, as applicable, that control such vested options.

The Company shall pay all amounts due under this Section VIII.d. within thirty (30) days following the date of (A) the Executive's death or (B) the determination of his Total Disability, as applicable.

e.   Termination by Executive for Good Reason. Except as provided below, if the Executive terminates his employment for Good Reason, the Executive shall no longer be entitled to receive any Base Salary, bonus, quarterly installments or option awards, or other amounts or benefits otherwise payable hereunder, except such continuation and/or conversion rights as required by law or provided under the terms of any Company sponsored employee benefit plan or agreement executed by the Company and the Executive. Notwithstanding the foregoing, the Executive shall be entitled to receive the following:

i.   Any Accrued Base Salary;

ii.   Any Accrued Bonus;

iii.   The Severance Payment; and

iv.   Vesting of outstanding RSUs in accordance with the terms of the applicable plan and/or agreement, and vesting and exercise of outstanding options in accordance with Section III.c.

The Company shall, subject to Section IX.j., pay all amounts due under this Section VIII.e. no later than March 15th of the year following the calendar year in which the Executive's termination of employment occurs.

Notwithstanding the foregoing, if the Executive terminates employment with the Company for Good Reason following a Change of Control (as defined in the CC Plan as in effect from time to time), then the Executive shall be entitled only to the payments and rights as provided in Section VII.

IX.   Miscellaneous Provisions

a.   <u>Taxes</u>. Other then as set forth in Section VII.b., the Company has not made any representation regarding, nor will the Company indemnify the Executive with respect to any tax liability as may be imposed on him in connection with any Base Salary, bonus or other benefits conferred upon him hereunder; and the Executive shall be liable for all applicable state and federal income taxes, other than the Company's share of applicable employment taxes, associated therewith.

b.   <u>Binding Effect</u>. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, provided that neither party shall assign any of its rights or privileges hereunder without the prior written consent of the other party except that the Company may assign its rights hereunder to a successor in ownership of all or substantially all the assets of the Company.

c.   <u>Severability</u>. Should any part or provision of this Agreement be held unenforceable by a court of competent jurisdiction, the validity of the remaining parts or provisions shall not be affected by such holding, unless such enforceability substantially impairs the benefit of the remaining portions of this Agreement.

d.   <u>Captions</u>. The captions used in this Agreement are for convenience only and are not to be used in interpreting the obligations of the parties under this Agreement.

e. Choice of Law. The validity, construction and performance of this Agreement and the transactions to which it relates shall be governed by the laws of the State of New Jersey, without regard to choice of laws provisions. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any New Jersey State or United States Federal Court located in Somerset County over any action or proceeding arising out of this Agreement or the employment relationship between them, and each party hereby irrevocably agrees that all claims in respect of such action or proceeding may be held and determined in such New Jersey State or Federal Court.

f. Entire Agreement. This Agreement, together with the Exhibits hereto, embodies the entire understanding of the parties as it relates to the subject matter contained herein and as such, supersedes any prior agreement or understanding between the parties relating to the terms of employment of the Executive. No amendment or modification of this Agreement shall be valid or binding upon the parties unless in writing executed by each of the parties. Notwithstanding the foregoing, any agreement executed by the Company and the Executive that provides for bonuses, stock options, stock or other grant of value to the Executive, as may exist from time to time during the Term, shall, to the extent such agreement explicitly so provides, be deemed incorporated into this Agreement.

g. Notices. Any and all notices or other communications hereunder shall be sufficiently given if sent by hand, overnight courier or by certified mail, return receipt requested, postage prepaid, addressed to the party to receive the same at its or his address set forth on page one (1) hereof, or to such other address as the party to receive the same shall have specified by written notice given in a manner provided for in this Section IX.g. Such notices or other communications shall be deemed to have been given upon receipt if given by hand or by overnight courier and three days after the date deposited in the mail.

h. No Presumption. Should any of the provisions of this Agreement (including any Exhibit hereto) require judicial interpretation, it is agreed that the court interpreting or construing this Agreement shall not apply a presumption that any provision shall be more strictly construed against one party by reason of the rule of construction that a document is to be construed more strictly against the party who itself or through its agents prepared the same, it being agreed that both parties and their respective agents have participated in the preparation of this Agreement.

i. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and together which shall constitute one and the same instrument.

j. Section 409A Savings Clause. This Agreement is intended to comply with the provisions of 409A of the Code (and any regulations and guidelines issued thereunder) to the extent this Agreement is otherwise subject thereto, and this Agreement shall be interpreted consistent therewith. If any compensation or benefits provided by this Agreement may result in the application of Section 409A of the Code, the Company shall, in consultation with the Executive, exert reasonable efforts to modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of "deferred compensation" within the meaning of such Section 409A or in order to comply with the provisions of Section 409A, other applicable provision(s) of the Code and/or any rules, regulations or other regulatory guidance issued under such statutory provisions and without any diminution in the value of the payments to the Executive. In the event the Company determines that the Executive is a Specified Employee (as defined below), then to the extent necessary to prevent taxation under Section 409A of the Code, any payments to be made to the Executive pursuant to this Agreement shall be delayed until at least six months after the Executive's termination of employment, and such payments that would otherwise be payable during the six-month period following the Executive's termination of employment shall be paid in a lump sum in the seventh month following such effective date of termination of employment. For purposes hereof, "Specified Employee" shall mean any Company employee that the Company determines is a Specified Employee within the meaning of Section 409A of the Code and the regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NPS PHARMACEUTICALS, INC.

By:_____
   Name:
   Title:

_____
Francois Nader, M.D.